UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date June 26, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

POLL RESULTS OF THE 2012 ANNUAL GENERAL MEETING

CHANGE OF DIRECTORS

CHANGE OF SUPERVISORS

CHANGE OF AUDITORS

AND

AMENDMENTS OF ARTICLES OF ASSOCIATION

The Board announces the poll results of the AGM held in Shanghai, the PRC on Wednesday, 26 June 2013.

Reference is made to the notice dated 7 May 2013 (the “Notice”) regarding the 2012 annual general meeting (the “AGM”) of China Eastern Airlines Corporation Limited (the “Company”) held on Wednesday, 26 June 2013. Terms defined in the Notice shall have the same meanings when used herein unless otherwise specified.

POLL RESULTS OF THE AGM

The AGM was held at Shanghai International Airport Hotel ( 上海國際機場賓館 ), 2550 Hongqiao Road, Shanghai, the PRC on Wednesday, 26 June 2013. Shareholders representing 9,066,106,370 shares of the Company (the “Share”)# were present, in person or by proxy, at the AGM. The AGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Articles of Association.

There were no Shares entitling the Shareholders to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). Pursuant to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, Resolution No. 9 in relation to the provision of guarantees for certain subsidiaries is subject to Shareholders’ approval and the relevant Shareholders shall abstain from voting at the AGM. CEA Holding, CES Global Holdings

#	As at the date of the AGM, a total of 12,674,268,860 Shares were in issue. On 21 June 2013, the Company issued 698,865,000 new H Shares. Since the H Share register of members of the Company has been closed from 27 May 2013 for the purposes of determining entitlement to attend and vote at the AGM, the holder of the newly issued 698,865,000 H Shares will not have voting rights with respect to such newly-issued H Shares at the AGM.

(Hong Kong) Limited and CES Finance Holding Co. Ltd, holding 7,457,615,000# Shares in aggregate, were required to abstain, and have abstained, from voting in respect of Resolution No. 9. As such, (i) Shareholders representing 4,517,788,860 Shares were entitled to attend and vote on Resolution No. 9 and Shareholders representing 1,841,562,997 Shares out of such 4,517,788,860 Shares were present at the AGM, in person or by proxy, to vote in respect of Resolution No. 9; (ii) Shareholders representing 11,975,403,860# Shares were entitled to attend and vote on the remaining resolutions and Shareholders representing 9,066,106,370 Shares out of such 11,975,403,860# Shares were present at the AGM, in person or by proxy, to vote in respect of the remaining resolutions.

Each resolution proposed for approval at the AGM was taken by poll.

PricewaterhouseCoopers, the auditors of the Company were appointed as the scrutineer for the purpose of vote-taking at the AGM. The poll results in respect of the resolutions proposed for approval at the AGM were set out as follows:

		Total number of Shares represented
		by votes (Approximate %*)
		For	Against	Abstain
ORDINARY RESOLUTIONS
1.	THAT, to consider and approve the report of the	9,065,960,970	62,650	0
	board of directors of the Company (the “Board”)	(99.9993%)
	for the year 2012.

2.	THAT, to consider and approve the report of	9,065,971,020	55,100	0
	the supervisory committee of the Company (the	(99.9994%)
	“Supervisory Committee”) for the year 2012.

3.	THAT, to consider and approve the financial	9,066,031,170	25,050	0
	reports of the Company for the year 2012.	(99.9997%)

4.	THAT, to consider and approve the Company’s	8,966,922,278	99,133,680	262
	profit distribution proposal for the year 2012.	(98.9065%)

5.	THAT, to consider and approve the appointment	9,066,053,670	52,700	0
	of the Company’s PRC domestic auditors	(99.9994%)
	and international auditors for the year 2013,
	and to authorise the Board to determine their
	remuneration.

6.	THAT, to consider and approve the appointment of	9,066,053,358	50,462	0
	the Company’s auditors for internal control for the	(99.9994%)
	year 2013, and to authorise the Board to determine
	their remuneration.

7.	THAT, to consider and approve the appointment
	of directors to the seventh session of the Board:

	(1) to consider and approve the appointment	9,057,432,420	8,671,200	0
	of Mr. Liu Shaoyong as a director of the	(99.9044%)
	seventh session of the Board;

	(2) to consider and approve the appointment	9,062,649,220	3,454,400	0
	of Mr. Ma Xulun as a director of the	(99.9619%)
	seventh session of the Board;

			Total number of Shares represented
			by votes (Approximate %*)

			For	Against	Abstain

	(3)	to consider and approve the appointment	9,062,644,270	3,459,350	0
		of Mr. Xu Zhao as a director of the	(99.9618%)
		seventh session of the Board;

	(4)	to consider and approve the appointment	9,062,649,220	3,454,300	0
		of Mr. Gu Jiadan as a director of the	(99.9619%)
		seventh session of the Board;

	(5)	to consider and approve the appointment	9,062,644,170	3,459,350	0
		of Mr. Li Yangmin as a director of the	(99.9618%)
		seventh session of the Board;

	(6)	to consider and approve the appointment	9,062,649,220	3,454,400	0
		of Mr. Tang Bing as a director of the	(99.9619%)
		seventh session of the Board;

	(7)	to consider and approve the appointment	9,065,995,770	107,850	0
		of Mr. Sandy Ke-Yaw Liuasan	(99.9988%)
		independent non-executive director of the
		seventh session of the Board;

	(8)	to consider and approve the appointment	9,066,000,870	102,750	0
		of Mr. Ji Weidong as an independent non-	(99.9989%)
		executive director of the seventh session
		of the Board;

	(9)	to consider and approve the appointment	9,065,995,870	107,750	0
		of Mr. Shao Ruiqing as an independent	(99.9988%)
		non-executive director of the seventh
		session of the Board;

	(10)	to consider and approve the appointment	9,066,000,870	102,750	0
		of Mr. Li Ruoshan as an independent non-	(99.9989%)
		executive director of the seventh session
		of the Board.

8.	THAT, to consider and approve the appointment
	of shareholder representative supervisors of the
	seventh session of the Supervisory Committee.

	(1)	to consider and approve the appointment	9,066,025,820	77,800	0
		of Mr. Yu Faming as a shareholder	(99.9991%)
		representative supervisor of the seventh
		session of the Supervisory Committee;

	(2)	to consider and approve the appointment	9,066,030,870	72,750	0
		of Mr. Xi Sheng as a shareholder	(99.9992%)
		representative supervisor of the seventh
		session of the Supervisory Committee;

	(3)	to consider and approve the appointment	9,060,788,470	5,315,150	0
		of Mr. Ba Shengji as a shareholder	(99.9414%)
		representative supervisor of the seventh
		session of the Supervisory Committee.

		Total number of Shares represented
		by votes (Approximate %*)

		For	Against	Abstain

9.	THAT, to consider and approve the provision	1,502,749,803	338,813,194	0
	of guarantees for certain subsidiaries of the	(81.6019%)
	Company.

SPECIAL RESOLUTIONS

10.	THAT, to consider and approve the granting of	8,694,221,033	371,832,687	0
	a general mandate to the Board to issue shares of	(95.8986%)
	the Company:

	(a) the Board be and is hereby granted, during
	the Relevant Period (as hereafter defined),
	an unconditional general mandate to
	separately or concurrently issue, allot and/
	or deal with domestic shares (“A Shares”)
	and overseas listed foreign shares (“H
	Shares”) of the Company, and to make
	or grant offers, agreements or options in
	respect thereof, subject to the following
	conditions:

	(i) such mandate shall not extend
	beyond the Relevant Period save
	that the Board may during the
	Relevant Period make or grant
	offers, agreements or options which
	might require the exercise of such
	powers after the end of the Relevant
	Period;

	(ii) the number of the A Shares
	and H Shares to be issued and
	allotted or agreed conditionally or
	unconditionally to be issued and
	allotted by the Board shall not,
	respectively, exceed 20% of each of
	its existing A Shares and H Shares;
	and

	(iii) the Board will only exercise its
	power under such mandate in
	accordance with the Company
	Law of the PRC and the Rules
	Governing the Listing of Securities
	on The Stock Exchange of Hong
	Kong Limited (each as amended
	from time to time) or applicable
	laws, rules and regulations of
	other government or regulatory
	bodies and only if all necessary
	approvals from the China Securities
	Regulatory Commission and/or
	other relevant PRC government
	authorities are obtained.

Total number of Shares represented
by votes (Approximate %*)

		For	Against	Abstain

(b)	for the purposes of this special resolution:

“Relevant Period” means the period from
the passing of this special resolution until
the earliest one of the following three
terms:

(i) the conclusion of the next annual
general meeting of the Company
following the passing of this special
resolution; or

(ii) the expiration of the 12-month
period following the passing of this
special resolution; or

(iii) the date on which the authority granted
to the Board set out in this special
resolution is revoked or varied by a
special resolution of the shareholders
of the Company (the “Shareholders”)
in a general meeting.

(c)	contingent on the Board resolving to
separately or concurrently issue shares
pursuant to paragraph (a) of this special
resolution, the Board be authorised to
increase the registered capital of the
Company to reflect the number of share
authorised to be issued by the Company
pursuant to paragraph (a) of this special
resolution and to make such appropriate
and necessary amendments to the
articles of association of the Company
(the “Articles of Association”) as they
think fit to reflect such increases in the
registered capital of the Company and to
take any other action and complete the
formality required to effect the separate or
concurrent issuance of shares pursuant to
paragraph (a) of this special resolution and
the increase in the registered capital of the
Company.

Total number of Shares represented
by votes (Approximate %*)

		For	Against	Abstain

11.	THAT, to consider and approve the granting of a	8,720,200,787	337,229,233	0
	general mandate to the Board to issue bonds:	(96.2768%)

The Board be and is hereby granted unconditional
general mandate to issue debt instruments in
one tranche or multiple tranches, within the cap
amount of issuance stipulated under applicable
laws. Details of the general mandate are as
follows:

(a) Debt instruments shall include but not
be limited to corporate bonds, super
short-term commercial paper, short-
term commercial paper, mid-term notes,
overseas Renminbi bonds or US dollar
bonds. However, bonds to be issued or
debt instruments to be issued under this
mandate shall not include bonds which are
convertible into shares of the Company.

(b) Issuer: The Company and/or its wholly
or non-wholly owned subsidiaries. The
exact issuer shall be determined by the
Board based on the needs in the particular
issuance.

(c) Issue size: Debt instruments shall be issued
under this mandate within the cap amount
of bond issuance stipulated under applicable
laws, subject to the outstanding amount of
each type of debt instrument. The actual size
of issue shall be determined by the Board
based on funding requirements and market
conditions.

(d) Maturity and class of issue: Not more than
15 years in the form of a uniform maturity
date or a bond portfolio with several
maturity dates. The actual composition of
maturity and the size of each class of the
bonds shall be determined by the Board
based on relevant requirements and market
conditions.

Total number of Shares represented
by votes (Approximate %*)

		For	Against	Abstain

(e)	Use of proceeds: It is expected that the
proceeds from such issuance shall be
used for purposes in compliance with
laws and regulations, including satisfying
the production and operation needs of
the Company, adjusting debt structure,
supplementing working funds and/or
project investment. Details of the use of
proceeds shall be determined by the Board
based on funding requirements.

(f)	Valid term of mandate: One year from
the approval of this resolution by the
Shareholders in a general meeting of the
Company.

If the Board and/or its delegate(s) has
decided to proceed with issuance(s)
within the valid term of the mandate,
and the Company has obtained issuance
approval, permission or registration from
regulatory bodies within the valid term of
the mandate, the Company may complete
the relevant issuance within the valid term
confirmed under any of such approval,
permission or registration.

(g)	Authorisation to be granted to the Board

The Board is authorised based on the
specific needs of the Company and other
market conditions:

(1) To determine the issuer, type, specific
class, specific terms, conditions and
other matters, including but not limited
to the actual issue size, the actual total
amount, currency, issue price, interest
rates or the formula for determining the
interest rates, place of issuance, timing
of the issue, maturity, whether or not
to issue in tranches and the number of
tranches, whether to set buyback and
redemption clauses, rating arrangements,
guarantees, due dates for principal and
interest payments, use of proceeds,
underwriting arrangements and all
matters relating to the issue.

Total number of Shares represented
by votes (Approximate %*)

		For	Against	Abstain

(2)	To take all such acts and steps as
considered to be necessary and
incidental to this issuance, including
but not limited to the engagement
of intermediary(ies) to represent the
Company in application to relevant
regulatory bodies for approval,
registration, filing etc. in relation to
this issuance, sign all necessary legal
documents for this issuance, and handle
other matters in relation to the issuance,
arrangement of principal and interest
payments within the duration of the
bonds, and trading and listing.

(3)	To approve, confirm and ratify the
acts and steps stated above taken in
connection with the issuance.

(4)	To make corresponding adjustments
to the detailed plan of the issue
of the bonds and other relevant
matters within the scope of the
mandate to be granted to the Board
in accordance with opinions of
regulatory authorities or the existing
market conditions, in the event
of any changes in the policy of
regulatory authorities on the issue
of bonds or any changes in market
conditions, save for the matters
that are subject to Shareholders’ re-
voting at the Shareholders’ meeting
under relevant laws, regulations
and the articles of association of
China Eastern Airlines Corporation
Limited.

(5)	To determine and handle, upon
completion of the issuance, matters
in relation to the listing of the debt
instruments which have been issued.

(6)	To approve, sign and distribute
announcements and circulars in
relation to this issuance and disclose
relevant information, pursuant to
the governing rules applicable at
the place of listing of the Company.

(7)	To adjust the currency structure and
interest rate structure of the bonds
based on the market conditions
within the duration of the bonds.

		Total number of Shares represented
		by votes (Approximate %*)

		For	Against	Abstain

12.	THAT, to consider and approve the proposal	9,066,015,858	27,812	0
	on expansion of the scope of business of the	(99.9997%)
	Company and amendments to the Articles of
	Association:

	Article 13 of the existing Articles of Association
	is as follows:

	The scope of business of the Company shall
	comply with those items approved by the
	companies registration authority. The scope of
	business of the Company includes: domestic and
	approved international and regional business
	for air transportation of passengers, cargo, mail,
	luggage and extended services; general aviation
	business; maintenance of aviation equipment
	and machinery; manufacture and maintenance of
	aviation equipment; agency business for domestic
	and overseas airlines and other business related
	to air transportation; insurance by-business
	agency services, and other lawful businesses
	that can be carried on by a joint stock limited
	company formed under the Company Law.

	Article 13 of the Articles of Association is
	proposed to be amended as follows:

	The scope of business of the Company shall comply
	with those items approved by the companies registration
	authority. The scope of business of the Company
	includes: domestic and approved international and
	regional business for air transportation of passengers,
	cargo, mail, luggage and extended services; general
	aviation business; maintenance of aviation equipment
	and machinery; manufacture and maintenance of
	aviation equipment; agency business for domestic
	and overseas airlines and other business related to air
	transportation; insurance by-business agency services;
	e-commerce; in-flight supermarket; wholesale and
	retail of goods; and other lawful businesses that can
	be carried on by a joint stock limited company formed
	under the Company Law.

*	The percentage of voting is based on the total number of Shares held by Shareholders present, in person
	or by proxy, at the AGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the resolutions were passed.

Note:	The poll results were subject to scrutiny by PricewaterhouseCoopers, whose work was limited to certain
	procedures requested by the Company to agree the poll results summary prepared by the Company to
	poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed
	by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance
	with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong
	Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants
	nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to
	vote.

CHANGE OF DIRECTORS

The Board announces that Mr. Li Ruoshan has been appointed as an independent non- executive Director and a member of the Audit and Risk Management Committee of the Company, both with effect from 26 June 2013 upon conclusion of the AGM.

The Board further announces that Mr. Luo Zhuping (“Mr. Luo”) has ceased to act as a Director and a member of the Planning and Development Committee of the Company due to expiration of the term of service of the sixth session of the Board with effect from 26 June

2013 upon conclusion of the AGM and that Mr. Wu Xiaogen (“Mr. Wu”) has ceased to act as an independent non-executive Director and a member of the Audit and Risk Management Committee of the Company due to expiration of the term of service of the sixth session of the Board with effect from 26 June 2013 upon conclusion of the AGM.

Each of Mr. Luo and Mr. Wu confirms that there is no disagreement between him and the Board and there is no matter relating to his termination of services that needs to be brought to the attention of the Shareholders.

The Board would like to express its sincere gratitude to Mr. Luo and Mr. Wu for his loyalty and diligence during his tenure of offices.

Please refer to: (i) the Notice for the biographical details of each Directors of the seventh session of the Board; and (ii) the announcement of the Company dated 26 June 2013 for details of the changes of other important executive function or responsibilities of the Directors.

CHANGE OF SUPERVISORS

The Company announces that Mr. Ba Shangji has been appointed as a supervisor of the Company with effect from 26 June 2013 upon conclusion of the AGM.

The Company further announces that, Mr. Liu Jiashun (“Mr. Liu”) has ceased to act as a supervisor of the Company due to expiration of the term of service of the sixth session of the Supervisory Committee with effect from 26 June 2013 upon conclusion of the AGM.

Mr. Liu confirms that there is no disagreement between him and the Supervisory Committee and the Board, and there is no matter relating to his termination of service that needs to be brought to the attention of the Shareholders.

The Company would like to express its sincere gratitude to Ms. Liu for his loyalty and diligence during his tenure of offices.

Please refer to the Notice and the announcements of the Company dated 26 June 2013 for the details of the biographical information of each Supervisors of the seventh session of the Supervisory Committee and other important executive function or responsibilities of the Supervisors.

CHANGE OF AUDITORS

The Board announces that Ernst & Young Huaming LLP (“Ernst & Young Huaming”) has been appointed as: (i) the Company’s PRC domestic and international auditors for the year 2013; and (ii) the Company’s auditors for internal control for the year 2013, both with effect from 26 June 2013 upon conclusion of the AGM.

The Board would like to extend its sincere gratitude to PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers Certified Public Accountants in Hong Kong for their quality services provided to the Company in previous years.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reference is made to: (i) the circular of the Company dated 24 September 2012 in relation to, inter alia, proposed amendments to the Articles of Association in relation to the issue of new A Shares and new H Shares of the Company (the “Issue”); (ii) the announcement of the Company dated 9 November 2012 in relation to the poll results of the extraordinary general meeting held on such date approving, among other things, such amendments; and (iii) the announcements of the Company dated 17 April 2013 and 21 June 2013 in relation to completion of the Issue. The Board announcement that, with effect from 26 June 2013, the Articles of Association of the Company has been amended to reflect: (i) the completion of the Issue; and (ii) the expansion of scope of business as set out in Resolution No. 12 above.

Please refer to the full version of the Articles of Associations dated 26 June 2013 published on the website of the Stock Exchange and the Company’s website.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Joint Company Secretary
Following the conclusion of the AGM, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)

Shanghai, the PRC
26 June 2013